Exhibit 99.(a)(5)(B)

FOR IMMEDIATE RELEASE	Company Contacts:

James Hawkins President & CEO

John Glenn CFO (925) 468-7600

INVIVO CORPORATION ANNOUNCES PRELIMINARY
RESULTS OF ISSUER TENDER OFFER

     PLEASANTON, CALIFORNIA, February 12, 2003....INVIVO CORPORATION (NASDAQ:SAFE), announced today the preliminary results of its tender offer for up to 650,000 shares of its common stock at a purchase price of $15.00 per share, net to the seller in cash, without interest, which expired on February 11, 2003.

     Based on a preliminary count by U.S. Stock Transfer Corporation, the depositary for the offer, approximately 2,115,659 shares of common stock (includig approximately 133,238 shares tendered through notice of guaranteed delivery), were properly tendered and not withdrawn. Invivo expects to purchase 650,000 shares, resulting in a proration factor of approximately 30.7% of the shares tendered. The proration factor and the number of shares to be purchased are preliminary and are subject to final delivery and confirmation. Invivo will pay for all shares purchased promptly following determination of the final results. Invivo intends to fund the payments for shares from available cash.

     As a result of the completion of the offer, Invivo expects to have approximately 3,864,199 million shares issued and outstanding immediately following payment for the tendered shares.

     The Invivo Board of Directors has approved the offer described in this release, but none of the Company, the Board of Directors or the officers of the Company has made any recommendation to stockholders as to whether to tender or refrain from tendering their shares. This press release is neither an offer to buy nor the solicitation of an offer to sell shares of Invivo Corporation common stock.

     Invivo Corporation's Invivo Research subsidiary designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings.